

December 23, 2010

Via U.S. Mail and Facsimile

Max Chan
Chief Financial Officer
Himax Technologies, Inc.
10F, No.1, Xiangyang Road
Taipei 10046
Taiwan, Republic of China

> **Re:** **Himax Technologies, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 3, 2010**
> **File No. 000-51847**

Dear Mr. Chan

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to our comment, we may have additional comments.

Exhibits

1. Please tell us why you have not filed the agreement governing your relationship with Chi Mei Optoelectronics Corp. and its affiliates and Chimei Innolux, its successor, given that sales to this customer accounted for 64.3% of your revenues in 2009, as disclosed on page 43, and this entity is a related party. Please refer to Instructions as to Exhibits of Form 20-F number 4(b)(i) and (ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tim Buchmiller at (202) 551-3635 or Allicia Lam at (202) 551-3316 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief